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THE GOLDMAN SACHS GROUP, INC. | 85 BROAD STREET | NEW YORK, NEW YORK 10004
TEL: 212-902-1000

                                                                         GOLDMAN
                                                                         SACHS

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February 1, 2006


United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. Donald Walker
            Senior Assistant Chief Accountant
            Mail Stop 4561

Re:  The Goldman Sachs Group, Inc.
     Form 10-K for Fiscal Year Ended November 26, 2004

Dear Mr. Walker:

We are in receipt of the letter, dated January 23, 2006, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc., from the staff (the Staff) of the Securities and Exchange Commission (the Commission) regarding the above-referenced filing. This letter responds to that letter. To facilitate the Staff's review of our response, we have first reproduced in sequence the Staff's comment. Our response immediately follows.

Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition
Financial Instruments, page 102

1. We note your response to comment 1 from our letter dated December 15, 2005 that you have included legal entities like J. Aron & Co., which prior to you becoming a Consolidated Supervised Entity (CSE) in April 2005 were not subject to direct regulation by any regulatory regime, within the scope of the AICPA Broker-Dealer Guide (the Guide). Please tell us why you believe in fiscal 2004 it was appropriate for you to apply the accounting guidance in the Guide to the activities of J. Aron & Co. and other non-regulated legal entities.

     Response:
     --------

     We have historically applied the principles of the Guide to legal entities that conduct broker-dealer activities (as broadly defined in the Guide) and are not regulated as broker-dealers in accordance with the Securities Exchange Act of 1934 or the Commodity Exchange Act because our overall business has been, and continues to be, predominantly that of a global broker-dealer, and the fair value accounting model prescribed by the Guide is fundamental to a meaningful presentation of the results of our broker-dealer activities.

     As we stated in our letter to the Staff dated January 9, 2006, we believe that it would have been inappropriate to have applied different accounting principles to legal entities that conduct similar (or even identical) broker-dealer activities, based solely on whether, or where, such entities were regulated. In other words, we have always viewed as inappropriate an accounting model that would treat, for example, Goldman

     Sachs International, our U.K. broker-dealer, differently than Goldman, Sachs & Co., our principal U.S. broker-dealer; or any model, for that matter, that would require registrants to determine the application of accounting principles based on where individual legal entities fall on the global regulatory continuum.

     Instead, we have adopted the specialized industry accounting principles of the Guide as the overriding accounting model for all of our global broker-dealer activities and have applied that accounting model consistently since the 1980s, and transparently in our consolidated financial statements since becoming a public company in 1999. This model not only has the advantage of requiring consistent accounting policies across similar (if not identical) broker-dealer activities, but it also fully aligns our accounting policies with our risk management policies and practices across all such activities.

     We believe applying the Guide in this manner is consistent with long standing, widely accepted practice for U.S. investment banks, not just with respect to fair value accounting for physical commodities, but also for other asset classes such as mortgage whole loans, loan commitments and non-marketable equity securities, in each case, examples of assets that would not be accounted for at fair value, except by application of the Guide.

     We have discussed our application of the Guide to legal entities that conduct broker-dealer activities and are not regulated as broker-dealers in accordance with the Securities Exchange Act of 1934 or the Commodity Exchange Act with our auditors, PricewaterhouseCoopers LLP, and they concur with our treatment.

2. Please tell us whether you believe it is appropriate for legal entities that are not regulated as broker-dealers in accordance with the Securities Exchange Act of 1934 or the Commodity Exchange Act to apply the Guide. If so, explain why.

     Response:
     --------

     We believe it is appropriate to apply the Guide to legal entities that are not regulated as broker-dealers in accordance with the Securities Exchange Act of 1934 or the Commodity Exchange Act because the ability to consistently apply fair value accounting under the Guide to all consolidated broker-dealer activities is fundamental to a meaningful presentation of the results of such business activities, and to the way associated market, credit, operational and other risks are managed.

     Furthermore, if a broker-dealer was to account for the same (or similar) activity using different accounting models (depending on the underlying legal entity), that inconsistent accounting framework would result in financial information that lacked comparability and consistency - two important characteristics of financial information in the FASB's conceptual framework (FASB Concepts Statement No. 2).

     We recognize, however, that a registrant engaging in a wide array of financial services (including, for example, commercial banking, insurance and investment banking) should not be able to selectively apply the Guide to some, but not all, of its broker-dealer activities. For that reason, we believe broader application of the Guide should be permitted only if the Guide is applied consistently to all legal entities conducting broker-dealer activities within the registrant's consolidated group.

3. Please tell us whether you believe that Goldman Sachs becoming a CSE in April 2005 caused each of your subsidiaries to be regulated as a broker-dealer.

     Response:
     --------

     We do not believe that our becoming a CSE in April 2005 caused each of our subsidiaries to be regulated by the Commission as a registered broker-dealer.

     However, as a CSE, all of our global business activities, including those conducted in non-U.S. and non-regulated legal entities, are now subject to the supervision of, and consolidated capital requirements promulgated by, the SEC.

     Appendix E to the Commission's rule 15c3-1 (the net capital standard for broker-dealers) is particularly relevant in defining a CSE's responsibilities. Paragraph (a)(1) requires the ultimate holding company to file as part of its application to obtain CSE status a written undertaking stating that the ultimate holding company will (among other responsibilities):

     o "Comply with the provisions of Rule 15c3-4 with respect to an internal risk management control system for the affiliate group" (sub paragraph
         (viii)(C));

     o "Permit the Commission to examine the books and records of the ultimate holding company and any of its affiliates, if the affiliate is not an entity that has a principal regulator" (sub paragraph (viii)(E));

     o "Make available to the Commission information about the ultimate holding company or any of its material affiliates that the Commission finds necessary to evaluate the financial and operational risk within the ultimate holding company and its material affiliates (sub paragraph
         (viii)(G));

     o "Make available examination reports of principal regulators for those affiliates of the ultimate holding company that are not subject to Commission examination" (sub paragraph (viii)(H)).

     Appendix G sets forth the basis upon which an ultimate holding company shall compute its capital requirements. Paragraph (e)(1), sub paragraph
     (i), requires the ultimate holding company to "send notice promptly" to the Commission of "early warning indications of low capital" (since defined by the Commission as either a ratio of capital to risk-weighted assets of less than 10% or available liquidity falling below $10 billion).

     The above cited requirements are directly comparable to the requirements the Commission imposes upon an SEC-registered broker-dealer, and, in point of fact, the Commission's examinations of the broker-dealer are similar in scope and content to the Commission's examinations of ultimate holding companies and their subsidiaries under CSE rules.

     These requirements, which were the result of many years of work by the Commission and other regulators around the world, served to confirm that the scope of the business activities of broker-dealers had fundamentally changed over the past two decades, and that a revised regulatory framework was needed to ensure the appropriate oversight of increasingly global and non-regulated activities.

     We fully support the resulting CSE framework and believe that it confirms our past and present status as a global broker-dealer. We believe that our fair-value-based accounting model, which has always been the foundation of our regulatory oversight, appropriately does the same.

                                     * * *

     Finally, as we stated during our call with the Staff on January 25, 2006, we plan to file our Annual Report on Form 10-K for the fiscal year ended November 25, 2005 on February 6, 2006, and understand the Staff does not object.

     We would of course be happy to come to Washington to discuss this with you further at your convenience. Please feel free to contact me at (212) 902-5675 at any time.


Sincerely,

/s/ Sarah Smith

Sarah Smith
Controller and Chief Accounting Officer

cc:
David A. Viniar, Chief Financial Officer
Thomas Pirolo, Engagement Partner, PricewaterhouseCoopers, LLP